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                                                  SECURITIES AND EXCHANGE COMMISSION

                                                         Washington D.C. 20549

                                                            _______________

                                                               FORM 6-K

                                                       REPORT OF FOREIGN ISSUER

                                                 PURSUANT TO RULE 13a-16 OR 15d-16 OF

                                                  THE SECURITIES EXCHANGE ACT OF 1934

                                    Date:   5 January 2004

                                                       NATIONAL GRID TRANSCO plc
                                                          (Registrant's Name)

                                                              1-3 Strand
                                                                London
                                                               WC2N 5EH
                                                         (Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F   X                                Form 40-F

Indicate by check mark whether the  registrant by furnishing  the  information  contained in this Form is also thereby  furnishing  the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

                  Yes                                         No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                                               SIGNATURE

         Pursuant to the  requirements of the Securities  Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                     NATIONAL GRID TRANSCO plc

                                                     s/David C. Forwad
                                                     By:_________________________
                                                         Name: David C Forward
                                                          Title: Assistant Secretary

Date: 5 January 2004

                                                           ANNEX 1 - SUMMARY

                                                               FORM 6-K

                                                  SECURITIES AND EXCHANGE COMMISSION
                                                         Washington D.C. 20549

                                                       Report of Foreign Issuer

                                               Pursuant to Rule 13a - 16 or 15d - 16 of
                                                  The Securities Exchange Act of 1934

                                   Announcements sent to the London Stock Exchange for December 2003

                                    National Grid Transco plc ('NGT')
                                    1-3 Strand
                                    London
                                    WC2N 5EH
                                    United Kingdom

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                                           Recent Announcements to The London Stock Exchange

DATE              DETAILS

24.12.03 Directors Interests (LTIS Operation)

24.12.03 Grant of Sharesave options (R J Urwin)

23.12.03 ESOP Operation

15.12.03 Directors Interests (LTIS Operation)

15.12.03 Quest operation

8.12.03  Directors Interests - Share Incentive Plan

8.12.03  Barclays Interest Reduced Below 3% Disclosure Threshold

5.12.03  Capital Group's Interest increased to 9.06%.

1.12.03  ESOP Operation

                                                      ANNEX 2 - Copy Announcements as sent

                                                               FORM 6-K

                                                  SECURITIES AND EXCHANGE COMMISSION
                                                         Washington D.C. 20549

                                                       Report of Foreign Issuer

                                               Pursuant to Rule 13a - 16 or 15d - 16 of
                                                  The Securities Exchange Act of 1934

                                              Announcements to the London Stock Exchange
                                                           for December 2003

                           National Grid Transco plc ('NGT')
                           1-3 Strand
                           London
                           WC2N 5EH
                           United Kingdom

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1 December 2003
National Grid Transco plc (NGT)

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National Grid 1996 EMPLOYEE BENEFIT TRUST (ESOP)
(Notification of Directors' Interests, Pursuant to Section 324(2)
of the Companies Act 1985)
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NGT has today received a further notification from the ESOP Trustee; that certain Executive Directors of NGT  (E Astle, S Holliday, R
Urwin and N Winser) ceased to be technically interested in 26,001 NGT Ordinary shares, by virtue of the Trustee having transferred the shares to a participant on 24 November.

(Note: For Companies Act purposes, these Executive Directors of NGT are deemed to have a technical interest in all the shares held by the ESOP, together with all participating employees. The interest ceases when shares are transferred to participants by the exercise of executive share options or under another employees' share scheme.)

Contact: D C Forward, Assistant Secretary (020 7004 3226)

5 December 2003
National Grid Transco plc (NGT)
Notification of Interest in NGT Ordinary Shares,
Pursuant to Section 198 of The Companies Act 1985
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NGT today received a further notification from The Capital Group Companies, Inc., that its notifiable interest increased to 9.06%
(279,106,201shares) at 4 December 2003.

National Grid Transco plc ('NGT')

8 December 2003

Notification of Interest in NGT Ordinary Shares, pursuant to Sections 198 to 208 of The Companies Act 1985
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NGT today received a notification from Barclays PLC that it no longer held a notifiable interest in the share capital of NGT as at 3
December 2003.

National Grid Transco plc (NGT)
8 December 2003

NGT SHARE INCENTIVE PLAN (the "SIP")
(Notification of Directors' Interests, pursuant to Section 324(2)
of the Companies Act 1985)
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Under the SIP scheme, operated through Towers Perrin Share Plan Services Limited, employees are able to subscribe for NGT ordinary shares by regular monthly contributions. The current monthly purchase of 89,130 NGT ordinary shares under the scheme has been confirmed by the Trustee, the shares having been purchased in the market today, at a price of 385.5 pence per share.

The undermentioned executive directors of NGT, together with some 3,950 employees, are potential beneficiaries and are therefore deemed to be interested in those ordinary shares.

The following Directors of NGT participated:

------------------------------- ---------------------------- ----------------------------
Director                          Shares purchased in SIP     Resulting total interest
------------------------------- ---------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------
Steven Holliday                             32                          482,514
------------------------------- ---------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------
Roger Urwin                                 32                        1,096,918
------------------------------- ---------------------------- ----------------------------

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15 December 2003
National Grid Transco plc (NGT)

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Interests Notified by the Trustee for the
Lattice Group Long Term Incentive Scheme (the 'LTIS')

 (Notification of Directors' Technical Interests,
Pursuant to Section 324(2) of the Companies Act 1985)
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NGT has received a notification, on Friday 12th December, from Mourant and Co. Trustees as Trustee of the Lattice Group Employees Share
Trust operated in conjunction with the LTIS. Following the exercise, and disposal or transfer, of 329,529 shares by participants on
12 December 2003, the following Executive Director of NGT, Steve Lucas, together with other employees formerly with Lattice Group, have a technical interest in the remaining balance of 484,367 NGT shares held by the Trustee.

(Note: For Companies Act purposes, Steve Lucas is deemed to have a technical interest in all the shares held by the LTIS Trustee, together with all participating employees. The interest ceases when shares are transferred to participants by the exercise of LTIS options.)

Contact: D C Forward, Assistant Secretary (020 7004 3226)

National Grid Transco plc (NGT)

15 December 2003

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)

(Notification of Directors' Interests pursuant to Section 324(2)
of the Companies Act 1985)
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Today, each of the following NGT Executive Directors: E M Astle, S J Holliday, N P Winser and R J Urwin, technically ceased to be interested in 8,759 NGT Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors named above are deemed to have a technical interest in the shares held in
NGT's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (020 7004 3226).

23 December 2003
National Grid Transco plc (NGT)
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National Grid 1996 EMPLOYEE BENEFIT TRUST (ESOP)
(Notification of Directors' Interests, Pursuant to Section 324(2)
of the Companies Act 1985)
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NGT has received a further notification from the ESOP Trustee; that certain Executive Directors of NGT (E Astle, S Holliday, R Urwin
and N Winser) ceased to be technically interested in 8,928 NGT Ordinary shares, by virtue of the Trustee having transferred the shares to a participant today.

(Note: For Companies Act purposes, these Executive Directors of NGT are deemed to have a technical interest in all the shares held by the ESOP, together with all participating employees. The interest ceases when shares are transferred to participants by the exercise of executive share options or under another employees' share scheme.)
Contact: D C Forward, Assistant Secretary (020 7004 3226)

24 December 2003

National Grid Transco plc (NGT)

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Directors' Interests
(Sharesave Scheme - Grant of options)

Options were granted to eligible group employees under the Employee Sharesave Scheme today, in the second invitation under the
Scheme. The following executive director was included; Roger Urwin having cancelled the option over 3,692 shares granted to him by
National Grid in its 2001 Sharesave grant:

NGT Ordinary shares
at option price of 317p per share

------------------------------- ----------------- --------------------------- ---------------------------
Sharesave Option                Number of         Exercise                    Total interest
Granted To:                     NGT Shares        Period                      Now
------------------------------- ----------------- --------------------------- ---------------------------

Roger Urwin                     2,910             6 months from               1,096,136
                                                  1 April 2007
------------------------------- ----------------- --------------------------- ---------------------------

24 December 2003
National Grid Transco plc (NGT)

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Interests Notified by the Trustee for the
Lattice Group Long Term Incentive Scheme (the 'LTIS')

 (Notification of Directors' Technical Interests,
Pursuant to Section 324(2) of the Companies Act 1985)
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NGT today received a notification from Mourant and Co. Trustees, as Trustee of the Lattice Group Employees Share Trust operated in conjunction with the LTIS. Following the exercise, and disposal or transfer, of 59,215 shares by participants on 23 December 2003, the following Executive Director of NGT, Steve Lucas, together with other employees formerly with Lattice Group, have a technical interest in the remaining balance of 425,152 NGT shares held by the Trustee.

(Note: For Companies Act purposes, Steve Lucas is deemed to have a technical interest in all the shares held by the LTIS Trustee, together with all participating employees. The interest ceases when shares are transferred to participants by the exercise of LTIS options.)

Contact: D C Forward, Assistant Secretary (020 7004 3226)